
July 9, 2025

Eric Healy
Chief Executive Officer
BranchOut Food Inc.
205 SE Davis Ave., Suite C
Bend, Oregon 97702

   Re: BranchOut Food Inc.
   Registration Statement on Form S-3
   Filed July 3, 2025
   File No. 333-288512

Dear Eric Healy:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Erin Donahue at 202-551-6063 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing